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Balance Gym

Washington, DC 20037
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Early Investor Bonus: The investment multiple is increased to 1.55× for the next $100,000 invested.
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THE PITCH
Balance Gym is seeking investment to relaunch the brand, making it the premier strength and athletic training facility in Washington DC.
Renovating LocationAdding A Location
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THE OPPORTUNITY

Balance Fitness Company is excited to launch our first opportunity for our community to invest in the future of DC fitness, sharing in our success and helping us build and grow the cornerstone DC fitness destination.

This is the first time we have opened up the ability to invest into the holdings company that owns the Balance brand, creating a unique opportunity to become involved with a group of local fitness entrepreneurs and the future projects that they are involved in.
We are looking for people who share in our vision, and people who see the massive opportunity post-pandemic to create friendly, safe, fun, and inclusive fitness facilities where people can once again connect in meaningful ways.
This investment provides a share of future revenues generated from all Balance Gym locations - more details in our data room!
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OUR STORY

Balance is a small business at heart and one that has strong ties to the community it serves. The ability for the organization to adapt and evolve in our fast-paced industry lies in the foundation that all three owners are still incredibly active as fitness professionals. The group continues to remain connected to the product daily, while other larger corporate entities can get lost in the boardroom, not fully understanding the industry or the people they serve.

We place our emphasis on people and programs, creating a gym culture that is inclusive, and a training experience that is athletically focused and unique to its competitors.
We believe that luxurious amenities and a distant apathetic staff are not principles on which to build a health club. Instead, Balance Gym focuses on connection, enthusiasm, results, and energy.
Our ownership team is stacked for success: Mark Crick, Devin Maier, and Ben Wiedemer - all of whom have worked together for over 17 years. In addition to starting the Balance brand from scratch, the trio have also successfully opened and managed three CrossFit gyms, one Lagree studio, and eleven F45 studios.
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OUR MISSION

We build together with our community from the ground up. We're proud to foster strong connections and partnerships with many local charities and organizations that use fitness to create dialogue. Some highlights from past 20 years include:

The Children's Tumor Foundation and the Cupid's Undie Run: an event that uses a run to raise money and awareness for neurofibromatosis, a childhood cancer.
Autism Speaks and Bike to the Beach: an event that uses a century cycling ride to raise money and awareness for autism.
Casa Ruby and Pull for Pride: an event that uses deadlifting to benefit Casa Ruby, whose mission is to create success life stories among transgender, genderqueer, gender non-conforming, gay, lesbian and bisexual individuals.
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THE TEAM

Mark Crick
CEO/Founder

Crick moved to Washington D.C. in 2003 to pursue a career in finance where he worked for New Market Global Consulting. At the same time, he entered a Master's program in Business jointly from George Washington University and Southern Cross University in Australia.

Crick has been involved in every facet of the business through out his 20 years of involvement, starting with the opening of Balance Gym Kalorama In 2003 to most recently securing the purchases of the Capitol Hill Club.

An entrepreneur at heart, Crick has a keen sense of finding value when others do not and has been instrumental in putting together the deals that have taken the company from a business operating out of the back of a old high school gymnasium to a portfolio of 14 facilities.

Devin Maier
Co-CEO/Partner

Devin Maier is an accomplished leader with over two decades of hands-on industry experience. As the Co-CEO of Balance Holdings Company, he has demonstrated a remarkable track record in the fitness and wellness industry. His expertise extends from transforming single-unit gyms and studios into thriving businesses with more than 20 units to strategically preparing them for profitable sales.

Ben Wiedemer
Chief of Training

Ben has played rugby professionally in Ireland and has represented the United States on several occasions. Ben received his Bachelor's Degree in economics from LaSalle University in Philadelphia and is a Certified Personal Trainer with the National Academy of Sports Medicine (NASM).

Focusing on fitness and conditioning, Ben believes that everyone can train harder and will see the benefits of that hard work, whether it be an expert tri-athlete or a someone just returning to fitness. In addition to conditioning, Ben uses Olympic lifts as well as functional training to burn fat and increase lean muscle mass. Ben offers a variety of programs suited specifically to his client's goals, and he brings his professional expertise to the personal training teams across all Balance locations.

Cassia Denton
Chief Culture Officer

Cassia is an Certified Athletic Trainer (Ms, ATC), a Certified Strength and Conditioning Specialist (CSCS), and a Registered Yoga Teacher (RYT 200), which enables her to incorporate a vast knowledge of anatomy and kinesiology into her practice. She has been involved in athletics since age two when she first strapped on a pair of ballet slippers. She continued this passion with yoga teacher training in India, springboard diving at Pomona College, and a Masters' in Certified Athletic Training from the University of Hawaii at Manoa.

Cassia worked for many years as a healthcare practice consultant, and is well-versed in creating policies and procedures to overcome operational challenges. She currently runs the personnel side of the business: if it is has anything to do with people, Cassia has her hands in it.

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PRESS
D.C. Gym Paints Mural for 90-Year-Old Former Ballerina Who Watches Classes Through Her Window

"I hope it reminds people that they have to smile and stay determined," Tessa Sollom Williams said

Best of DC

Furloughed Federal Workers Adjust Workout Schedules Due to Shutdown

Wendy, a 38-year-old employee of the Food and Drug Administration, had trouble falling asleep. Normally, the Greenbelt resident has a set workweek routine: go to bed before 10 p.m., wake [...]

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Current Locations
Balance Gym Foggy Bottom

During the Summer of 2012, we were approached by the management group of The Fairmont Hotel with an offer to take over the management of their facility. The facility had a rich history as an exclusive health club, but it had been surpassed by local competitors and fallen on tough times. We started the relationship with a profit share management contract that was later turned into a long term lease with BHC taking full ownership of the entity. We have been making improvements to the facility for many years, and we are excited to do more in early 2024.

Balance Gym Capitol Hill

Capitol Hill is a premier market in DC that has a strong community base for membership. It is a difficult market to find space, and our current location is about as prime as you can be in the neighborhood. There has also been increasing development in adjacent suburbs, with Navy Yard recently noted as being one of the most dense residential areas of DC.

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FOGGY BOTTOM
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CAPITOL HILL
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MAJOR REVENUE STREAMS

Our revenue comes from three major streams: gym membership, personal training, and premium services.

Gym Membership: The sale of new gym memberships (and the retention of existing members) is the bread and butter of our industry. The benefit of a subscription business model is due to the stability of the recurring revenue, which creates accuracy to also predict future revenue.
Personal Training: Personal Training Revenue is the total amount of revenue collected from the sale of our variety of training session tiers. Prior to COVID, we had an extremely strong personal training business, one that produced substantial revenue for the company. COVID caused many problems for this side of the business, one being through losing clients, and the other from losing trainers. It's been difficult in today's job market to find the calibre of trainers we desire at Balance, but we are starting to see an improvement in our ability to hire quality trainers recently.
Premium Services: Premium Group Fitness and Recovery including Massage guns, Infrared sauna, Graduated compression sleeves, Cold plunge therapy, Cryotherapy, and Electrostimulation
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FEBRUARY 2003
Company Founded

In 2003, the initial concept for Balance was conceived through the business partnership of Mark Crick and Graham King. The company was originally called Balance Integrated Training Concepts, Balance ITC

SEPTEMBER 2003
First Physical Location

To avoid having to close the business due to winter weather, the company signed their first "lease" with the our Lady Queen of the Americas church. For $500 a month, the company was allowed to utilize the basketball court from 6am-9am, Monday to Friday

OCTOBER 2004
Kalorama Training Studio Built

To take advantage of a growing business, a studio was constructed by closing off the area of the court that supported the bleachers.

NOV 01, 2008
Balance Gym Thomas Circle

In 2008, we were approached by local fitness entrepreneur Paul London to buy out his partners in the financially struggling Thomas Circle Sports Club. The gym at the time was losing over $20,000 and had major facility issues. We opened the business in the summer of 2009, which coincided with the start of the Global Financial Crisis.

JAN 01, 2009
Opening of Balance CrossFit

In 2008, a lease was signed to secure the space in front of the main gym located at 1339 Green Court NW. After a six-month buildout, we launched our first CrossFit program.

MAR 01, 2012
Balance Gym Glover Park

Balance was approached by the owner of SomaFit, a high end Private Training studio with Spa in Glover Park, to take over management of their facility. The original agreement was to just manage the club, with profit share incentives, but after a year the business was purchased by Balance, becoming the second full-scale facility in the portfolio.

AUG 01, 2012
Balance Gym Foggy Bottom

During the Summer of 2012, we were approached by the management group of The Fairmont Hotel with an offer to take over the management of their facility. The facility had a rich history as an exclusive health club, but it had been surpassed by local competitors and fallen on tough times. We started the relationship with a profit share management contract, and this was later turned into a long term lease with BHC taking full ownership.

DEC 01, 2014
Partnership with Reebok

During the early 2010s, CrossFit was seeing an incredible surge in popularity, in part driven by the popularity of the CrossFit Games and their partnership with Reebok. Balance ownership was introduced to Reebok via The Fairmont. Reebok approached Balance to trial a new concept, one where a Reebok store would be combined with a fully functioning CrossFit facility. Balance was the first to do undergo this concept with Reebok, opening the Reebok Store/Crossfit Balance in Georgetown in 2014.

OCT 06, 2016
Balance Gym Capitol Hill

Paul London once again approached us in 2016 to help with a club he had owned in Capitol Hill since 1986. The club had been profitable for nearly 40 years but had recently fallen on tough times due to poor management by the then management company Washington Sports Club, a publicly-traded Health and Fitness company that had over 100 locations along the eastern seaboard. With minimum investment from ownership, we were able to get the gym back to profitability with the first year of taking over.

FEB 01, 2018
Partnership with F45 and opening of F45 U Street

Early in 2018, we were approached by the then-CEO of F45, a new boutique fitness franchise concept, to partner to open one of their first studios in the area. We opened in a rundown former dance studio mid-2018, and by 2019 we had 300 members netting over $250,000 a year.

SEP 01, 2019
F45 Penrose

With the success of our first F45 studio and the partnership we had established with F45, we decided to look for other opportunities to open our second studio. We were lucky enough to find a former Nine Round Studio in Penrose that was going out of business, and we signed the lease and opened in the fall.

MAR 18, 2020
COVID Shutdown and Restrictions

On the 20th March 2020, a directive from Mayor Bowser demanded for all businesses shut due to the COVID pandemic. The initial shutdown lasted three months, but the subsequent waves of regulations on hours, occupancy, and usage lasted for two years. The District placed restrictions on how we were allowed to operate our business until March of 2022.

AUG 11, 2022
Sale of 1339 Green Court and Closing of Thomas Circle

It is fair to say that our Thomas Circle location was the heart and soul of Balance. With four stories of fitness, a 4000 square-foot roof deck, an award winning CrossFit program, and separate Private Training studio all located within walking distance to the White House, it did not disappoint even the most critical fitness enthusiast. Unfortunately, it was also the worst affected by COVID and the work from home policies taken by the federal government. Despite our efforts to make it work, the business in the District's CBD was no longer present. When we were made an offer that we couldn't refuse to sell the building, a chapter in hearts closed.

MAR 01, 2023
Purchase of Capitol Hill

Balance Capitol Hill was always an important part of our gym portfolio, even though the location was never owned by the company and was only held via a management agreement. While the business survived the pandemic, the ownership group at the time was not willing to make any investment into the business despite the overwhelming need. When the opportunity to purchase the club became available, we jumped at the chance, knowing that with the right investment, it will hopefully replace the void of losing Thomas Circle.

SEP 01, 2023

Closing Glover Park

After years of working with community in Glover Park, we were put into a position where continuing at our current space has become untenable.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $50,000

Facility improvements $50,000

Marketing $11,900

Mainvest Compensation $8,100

Total $120,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $2,832,186 $3,759,112 $4,297,912 $4,608,514 $4,840,078

Cost of Goods Sold $556,328 $755,783 $900,190 $1,003,278 $1,087,343

Gross Profit $2,275,858 $3,003,329 $3,397,722 $3,605,236 $3,752,735

EXPENSES

Operating Expenses $2,386,492 $2,555,761 $2,699,394 $2,753,203 $2,799,270

Operating Profit $-110,634 $447,568 $698,328 $852,033 $953,465

This information is provided by Balance Gym. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Investment Round Status

Target Raise $120,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 22nd, 2024

Summary of Terms

Legal Business Name Balance Fitness Holdings LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.55×

Investment Multiple 1.45×

Business's Revenue Share 0.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2032

Financial Condition

Historical milestones

Balance Gym has been operating since March 2003 and has since achieved the following milestones:

Going into 2020, the company had reached a level of profitability that we had not reached before. After 10 years of bootstrapping our way to owning/managing four full-scale fitness facilities, as well as two boutique F45 franchises, the company was poised to have our best year ever.

Some highlights from the first two months of 2020 include:

In the first two months of 2020, our top line revenue was $1,705,000

Our net profit for the first two months was $379,000

Our total membership consisted of over 5,000 community members

We were the home of CrossFit Games athletes and an award-winning CrossFit program, with over 700 members combined through three facilities, with CrossFit Balance Thomas Circle grossing over $60,000 a month during its prime

Our Private Training team grossed an average of $200,000 a month, with Glover Park individually breaking $90,000 in February.

Our F45 U Street location boasted 300 members, netting over $20,000 a month, after being open for only 12 months.Historical financial performance is not necessarily predictive of future performance.

Early in 2023, the Federal government started putting real pressure on workers to return to the office, which coincided with our first uninterrupted, mask-free New Year's rush period for the last three years. With the local fitness economy starting to show signs of a sustained recovery, we had the confidence to purchase the Capitol Hill gym in April, sign an LOI to place a 10,000 square foot gym in the "The Stacks" development in August, and to purchase over $100,000 of new equipment for Foggy Bottom in December.

We have had a very good start to 2024, and both Balance gyms are operating just above breaking even. With much of the hard work done to get the business stabilized, we now have the ability to add profits quickly due to there being little to no added cost in adding additional members.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Balance Gym to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Balance Gym operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Balance Gym competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Balance Gym's core business or the inability to compete successfully against the with other competitors could negatively affect Balance Gym's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Balance Gym's management or vote on and/or influence any managerial decisions regarding Balance Gym. Furthermore, if the founders or other key personnel of Balance Gym were to leave Balance Gym or become unable to work, Balance Gym (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Balance Gym and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Balance Gym is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Balance Gym might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Balance Gym is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Balance Gym

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Balance Gym's financial performance or ability to continue to operate. In the event Balance Gym ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Balance Gym nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Balance Gym will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Balance Gym is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Balance Gym will carry some insurance, Balance Gym may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Balance Gym could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Balance Gym's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Balance Gym's management will coincide: you both want Balance Gym to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Balance Gym to act conservative to make sure they are best equipped to repay the Note obligations, while Balance Gym might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Balance Gym needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Balance Gym or management), which is responsible for monitoring Balance Gym's compliance with the law. Balance Gym will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Balance Gym is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Balance Gym fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Balance Gym, and the revenue of Balance Gym can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Balance Gym to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Balance Gym. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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